EXHIBIT D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 7/31/2014	Minimum Required Coverage

Pear Tree Funds
Small Cap Fund	$105,216,071	$525,000
Quality Fund	$125,910,681	$525,000
Emerging Markets Fund	$161,970,380	$600,000
Risk Parity Fund	$42,755,115	$350,000
Foreign Value Fund	$1,633,750,132	$1,500,000
Foreign Value Small Cap Fund	$266,335,958	$750,000